Andrew Kaplan Partner T: +1 212.351.4064 akaplan@gibsondunn.com

March 31, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

Blake Grady

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Tejon Ranch Co.

Preliminary Proxy Statement on Schedule 14A filed March 21, 2025

File No. 001-07183

Dear Mr. Grady:

Set forth below are the responses of Tejon Ranch Co. (the “Company”), in response to the comments of the staff of the Securities and Exchange Commission (the “SEC”) Office of Mergers and Acquisitions (the “Staff”) contained in your letter, dated March 28, 2025 (the “Comment Letter”), regarding the above-referenced Preliminary Proxy Statement on Schedule 14A, filed on March 21, 2025. The Staff’s comments are set forth below, followed by the Company’s responses. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter. The Company’s responses are set forth beneath the Staff’s comments, which are set out in bold type. We are concurrently submitting via EDGAR this letter and the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

General

1.

We note the statements on your proxy card that if “you do not specifically instruct otherwise, this WHITE proxy card will confer such named proxies with the authority to cumulate votes among the Company Nominees you mark ‘FOR’ at their discretion so as to provide for the election of the maximum number of Company Nominees, including the order of priority of such Company Nominees to whom such votes may be allocated” (emphasis omitted), and if “you do not wish to grant the named proxies discretionary authority to cumulate your votes in the election of directors, you must indicate this on your proxy card in accordance with the instructions set forth below.” Please revise to clarify that, absent specific instructions to the contrary, the named proxies may cumulate votes only if the proxy card is unmarked or voted solely for Company Nominees, or advise.

Gibson, Dunn & Crutcher LLP

200 Park Avenue | New York, NY | T: 212.351.4000 | gibsondunn.com

March 31, 2025 Page 2

The Company respectfully advises the Staff that the Company’s named proxies will exercise their discretion to cumulate votes on Proposal 1 (the election of directors) in various circumstances including, but not limited to, if the proxy card is unmarked or voted solely for Company Nominees. The Company has added additional disclosure to the Proxy Card and the Proxy Statement to outline the various scenarios in which the named proxies will exercise their discretion to cumulate votes on Proposal 1, which is based on information provided by the proxy services vendor that the Company has hired to record proxy votes.

2.

Refer to comment 1. Similar disclosure appears in the third paragraph on page three of the proxy statement. Please revise to clarify such disclosure in the same manner as discussed in comment 1, or advise.

The Company acknowledges the Staff’s comment and has added additional disclosure to the Proxy Statement to outline the various scenarios in which the named proxies will exercise their discretion to cumulate votes on Proposal 1, which is based on information provided by the proxy services vendor that the Company has hired to record proxy votes.

3.

Refer to the following disclosure on page three: “If you do not wish to grant the proxy holders discretionary authority to cumulate your votes in the election of directors, you must indicate this on your proxy card in accordance with the instructions set forth therein. Shareholders must indicate this by checking the box on the proxy card to indicate they want to cumulate on the front of the card and filling out specific instructions in the space provided as to how they want their votes allocated on the back of the card.” No such checkbox appears to exist on the front of the proxy card. Please revise or advise.

The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

4.

Please confirm that the proxy services vendor that the Company has hired to record proxy votes is able to record cumulative votes, including pursuant to specific cumulative voting instructions provided by shareholders in response to the checkbox on your proxy card. Please also confirm that all voting platforms, including online and telephone voting platforms, are able to accommodate the processing of cumulative voting.

March 31, 2025 Page 3

The Company acknowledges the Staff’s comment and respectfully advises that it has been informed that voting by telephone will not be available. Accordingly, the Company has removed all references to voting by telephone from the Proxy Statement and Proxy Card. The Company has also revised the Proxy Statement to provide additional disclosure regarding the ability of beneficial holders to exercise cumulative voting.

Except as set forth in the preceding paragraph, the Company confirms that the proxy services vendor engaged by the Company has confirmed that it will accommodate the processing of cumulative voting, including pursuant to specific cumulative voting instructions provided by record holders in response to the checkbox on the Company’s and the dissident’s proxy card. The Company also confirms that to its knowledge all voting platforms, including online voting platforms, are able to accommodate the processing of cumulative voting.

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If you have any questions regarding the response set forth above, please do not hesitate to contact me at the number or email listed above.

Sincerely,

By:	/s/ Andrew Kaplan
Andrew Kaplan

cc:	Michael Houston, Tejon Ranch Co.

Ari Lanin, Gibson, Dunn & Crutcher LLP